Arrow Financial Corporation

250 Glen Street

Glens Falls, New York 12801

May 5, 2026

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrow Financial Corporation
Registration Statement on Form S-4 (Registration No. 333-295242)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Arrow Financial Corporation, a New York corporation (the “Company”), hereby requests that the above-referenced Registration Statement on Form S-4 be declared effective at 4:30 p.m., Eastern time, on May 7, 2026, or as soon thereafter as is practicable.

Very truly yours,

/s/ Penko K. Ivanov
Penko K. Ivanov
Chief Financial Officer, Senior Executive
Vice President, Treasurer and Chief
Accounting Officer
(Duly Authorized Representative)